SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for February 2020

São Paulo, March 6, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of February 2020. Comparisons refer to the same period of 2019.

GOL’s disciplined capacity, single fleet type, dynamic yield management, and leadership of the Brazilian corporate market produced unit revenue growth in February, the month which marks the end of Brazil’s summer season. Yields on domestic flights, which account for 93% of the Company’s total seats, saw an increase of approximately 7% in February 2020.  In the month, GOL also increased its market leadership on Brazil’s regional routes, with ASKs up by 29% and a load factor of 82%. Yields on international flights, which account for 7% of the Company’s total seats, were flat due to the appreciation of the U.S. dollar. The Company’s cargo business, GOLLOG, reached 7.8 tons of transported cargo, with a 17% increase in the average fare per kilogram.

                     Highlights

|           GOL’s total supply (ASK) increased 7.7%. Total seats increased 8.9% and the number of departures increased by 10.6%. GOL's total demand (RPK) increased by 7.2% and the load factor was 80.7%.

|           GOL’s domestic supply (ASK) increased 9.9% and demand (RPK) increased by 9.1%. GOL’s domestic load factor was 81.8%. The volume of departures increased by 10.4% and seats increased by 8.7%.

|           GOL’s international supply (ASK) and demand (RPK) decreased by 3.2% and 3.3% respectively, and international load factor was 74.3%.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operational data *	Feb/20	Feb/19	% Var.	2M20	2M19	% Var.	Feb/20 LTM	Feb/19 LTM	% Var.
Total GOL
Departures	21,277	19,231	10.6%	47,169	43,700	7.9%	262,846	249,554	5.3%
Seats (thousand)	3,663	3,365	8.9%	8,140	7,638	6.6%	46,075	43,203	6.6%
ASK (million)	4,213	3,912	7.7%	9,387	9,081	3.4%	51,371	48,500	5.9%
RPK (million)	3,400	3,172	7.2%	7,742	7,488	3.4%	42,116	38,896	8.3%
Load Factor	80.7%	81.1%	-0.4 p.p	82.5%	82.5%	0.0 p.p	82.0%	80.2%	1.8 p.p
Pax on board (thousand)	2,894	2,660	8.8%	6,569	6,138	7.0%	36,866	33,802	9.1%
Domestic GOL
Departures	19,734	17,881	10.4%	43,806	40,708	7.6%	245,458	235,450	4.3%
Seats (thousand)	3,400	3,129	8.7%	7,565	7,123	6.2%	43,073	40,708	5.8%
ASK (million)	3,580	3,258	9.9%	7,995	7,669	4.3%	44,264	42,611	3.9%
RPK (million)	2,929	2,685	9.1%	6,698	6,415	4.4%	36,704	34,578	6.1%
Load Factor	81.8%	82.4%	-0.6 p.p	83.8%	83.7%	0.1 p.p	82.9%	81.1%	1.8 p.p
Pax on board (thousand)	2,698	2,478	8.9%	6,138	5,744	6.9%	34,719	31,981	8.6%
International GOL
Departures	1,543	1,350	14.3%	3,363	2,992	12.4%	17,388	14,104	23.3%
Seats (thousand)	263	236	11.5%	575	516	11.5%	3,003	2,495	20.4%
ASK (million)	633	654	-3.2%	1,392	1,412	-1.4%	7,107	5,889	20.7%
RPK (million)	470	486	-3.3%	1,044	1,072	-2.7%	5,412	4,318	25.3%
Load Factor	74.3%	74.3%	0.0 p.p	75.0%	75.9%	-1.0 p.p	76.2%	73.3%	2.8 p.p
Pax on board (thousand)	196	182	7.7%	430	395	9.1%	2,146	1,821	17.9%
On-time Departures	90.2%	87.4%	2.8 p.p	91.1%	86.1%	5.1 p.p	90.3%	90.7%	-0.4 p.p
Flight Completion	98.9%	97.9%	1.0 p.p	99.2%	86.1%	13.2 p.p	98.1%	98.5%	-0.3 p.p
Cargo Ton	7.8	7.8	0.1%	14.8	14.8	0.0%	99.8	108.1	-7.7%

                                                                       * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

                            (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for February 2020

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.